UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ChinaCast Education Corporation

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

16946T109

(CUSIP number)

Brian Meyer Fir Tree Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 Tel. No.: (212) 599-0090

(Name, address and telephone number of person authorized to receive notices and communications)

— with a copy to — Jeffrey C. Cohen Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 January 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16946T109	Page 2 of 6 Pages

(1)	Names of reporting persons Fir Tree Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 6,452,423
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,452,423
(11)	Aggregate amount beneficially owned by each reporting person 6,452,423
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.2%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 16946T109	Page 3 of 6 Pages

(1)	Names of reporting persons Fir Tree Value Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,422,241
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,422,241
(11)	Aggregate amount beneficially owned by each reporting person 5,422,241
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.1%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 16946T109	Page 4 of 6 Pages

(1)	Names of reporting persons Fir Tree Capital Opportunity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,030,182
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,030,182
(11)	Aggregate amount beneficially owned by each reporting person 1,030,182
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.1%
(14)	Type of reporting person (see instructions) PN

Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Issuer”) and to exercise any and all voting right associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,452,423 shares of Common Stock owned by Fir Tree Value and Fir Tree Capital. Pursuant to Rule 13d-4, Fir Tree, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

CUSIP No. 16946T109	13D	Page 5 of 6 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Fir Tree Inc. (“Fir Tree”) on behalf of Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”) (Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to hereinafter as the “Reporting Persons”). Fir Tree is the investment manager to Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by ChinaCast Education Corporation (the “Company”) and to exercise any and all voting right associated with such securities. Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the common stock of the Company on December 2, 2011, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on December 14, 2011 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on January 9, 2012.

Item 4. Purpose of the Transaction.

Item 4 is hereby supplemented as follows:

On January 18, 2012, Fir Tree notified the Company of Fir Tree Value’s and Fir Tree Capital’s designation of Douglas Woodrum to be appointed to the Board of Directors pursuant to the Letter Agreement, dated as of June 27, 2008, by and among the Company and Fir Tree Value and Fir Tree Capital. Mr. Woodrum is an investor and advisor to Chinese companies and is a significant stockholder of the Company. From 1998 to 2005 Mr. Woodrum served as Chief Financial Officer of CNET Networks, Inc. Prior to his employment by CNET Networks, Inc. Mr. Woodrum was an initial investor in Heritage Media Corporation and served as its Chief Financial Officer from 1992 to 1997. Mr. Woodrum also previously held financial and accounting positions with Heritage Communications, Inc. and accounting and financial planning positions with Meredith Corporation. Mr. Woodrum holds a Bachelor of Business Administration in Finance and Accounting.

CUSIP No. 16946T109	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2012	FIR TREE INC.

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE VALUE MASTER FUND, L.P.

By: FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By: FIR TREE INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director